Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

direct dial: 215.981.4659

john.falco@troutman.com

January 29, 2021

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Samantha Brulag

Re:	FundVantage Trust Post-Effective Amendment No. 254 to Registration Statement on Form N-1A 1940 Act File No. 811-22027 1933 Act File No. 333-141120 Request for Selective Review

Dear Ms. Brutlag:

This letter is being submitted on behalf of FundVantage Trust (the “Registrant”) in connection with Post-Effective Amendment No. 254 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A filed on January 21, 2021 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”) (the “Registration Statement”). This Amendment relates to the Polen U.S. SMID Company Growth Fund, a new series of the Registrant (the “Fund”). The purpose of this letter is to request a selective review of the Amendment because the Fund’s objectives, strategies, and policies are substantially the same as those of an existing series of the Registrant – the Polen U.S. Small Company Growth Fund – except that the Fund’s strategy reflects a different market capitalization screen for issuers in which the Fund may invest.

On this basis, we hereby request, on behalf of the Registrant and in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that the Amendment receive selective review from the Commission and its Staff of the changes contained therein. The Amendment relates to the Fund, which (1) employs investment objectives, policies and techniques that are similar to recent prior offering by another fund offered by the Registrant (the Polen U.S. Small Company Growth Fund), and (2) contains disclosure that is not substantially different than the disclosure contained in prior filings for the Polen U.S. Small Company Growth Fund, with the exception of new disclosure regarding the market capitalization range of the securities in which the Fund will invest.

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Selective review would serve to expedite the review process for the Registrant and use the Staff’s time and resources more effectively. Consistent with IM Guidance Update No. 2016-06 (Mutual Fund Fee Structures), the Registrant states the following:

●	The disclosure set forth in the Amendment, other than the changes noted below, has been reviewed by the Staff in other contexts;

●	The disclosure set forth in the Amendment has been reviewed by the Staff in connection with the following post-effective amendments with respect to the Polen U.S. Small Company Growth Fund: (a) Post-Effective Amendment No. 167 (“Amendment No. 167”) to the Registration Statement filed pursuant to Rule 485(a) of the Securities Act on August 17, 2017 (Accession No. 0001615774-17-004539), which was filed to initially register the Polen U.S. Small Company Growth Fund; and (b) Post-Effective Amendment No. 174 (“Amendment No. 174” and together with “Amendment No. 167,” the “Precedent Amendments”) to the Registration Statement filed pursuant to Rule 485(b) of the Securities Act under the Securities Act filed on October 31, 2017 (Accession No. 0001615774-17-006076) to address the Staff’s comments to Amendment No. 167.

●	The disclosure contained in the Amendment is substantially identical in all material respects to the disclosure contained in the Precedent Amendments with the exception of the disclosure regarding the market capitalization screen including (a) an investment policy to invest at least 80% of the Fund’s net assets in the securities of small and mid-cap companies within the range of the market capitalizations of companies in the Russell 2500® Index on a trailing three-year basis, and (b) risks associated investing in mid-cap companies.

●	The changes in the Amendment that could be considered material are limited to those noted above; and

●	The Registrant believes that no other area of the Amendment warrants particular attention.

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If the Staff is able to accommodate the Trust’s request for selective review, it is anticipated that the Fund would request effectiveness on or before March 31, 2021.

If you have any questions or comments regarding Amendment, please do not hesitate to call me at 215.981.4659 or John M. Ford at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.